September 18, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549 – 6010

Attention:	Mr. Gary Todd
Reviewing Accountant

Dear Mr. Todd

Re:	Americas wind Energy Corporation
Form 10-K for the fiscal year ended July 31, 2007
Filed November 13, 2007
File No. 000-50861

This letter is in response to your letter of April 11, 2008. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of April 11, 2008.

Form 10-KSB for the fiscal year ended July 31, 2007

Item 6. Management’s Discussion and Analysis or Plan of Operation

Results of Operations for the year ended July 31, 2007 compared to July 31, 2006, page 17

1.

We reference prior comment 2 in our letter dated February 12, 2008. It appears that you have reported interest expense related to borrowings in General and Administrative expense and in Interest Expense, a separate caption under Other Income (Expense). Please tell us why you believe it is appropriate report interest expense in the two separate locations.

Interest expense was reported in two places to distinguish between bridge financing, a short term loan reported in G&A, and a long term loan (3 years) reported in Other Income. We believe it is correct to show the two separately. In future we will show interest expense in one place.

Consolidate Balance Sheet, page F-2

2.

We note your response to prior comment 6 in our letter dated February 12, 2008. Under paragraphs 4 and 5 of SFAS 129 your financial statements should present disclosure of the pertinent rights and privileges of outstanding equity securities. Accordingly, to the extent the Class A special voting shares have not been converted or otherwise canceled it continues to be unclear why it is appropriate under US GAAP to present those shares as if they have been converted to common shares. While we see your reference to EITF 00-18 it is not clear how that document addresses your fact pattern. Please further advise.

When a Canadian entity engages in a share exchange transaction with a US entity (in this case Northwest Passage Ventures, Ltd. (the “Company”)), there would be a taxable event in Canada. To defer the taxes until the shareholders ultimately dispose of the common shares in the Company, as would normally be done in share exchanges, the Company entered into the agreement through its subsidiary 6544797 Canada Ltd. (“Purchaser”) with Americas Wind Energy Inc., a private Ontario corporation (“Priveco”). Purchaser issued 30,000,000 class A preferred shares (“preferred shares”) convertible to 30,000,000 common shares of the Company and 30,000,000 class A special voting shares (“special voting shares”) of the Company to Priveco in exchange for all of the shares of Priveco to maintain the voting rights.

The special voting shares are required to be cancelled on conversion of the preference shares to the Company’s common shares. It must be noted that the preference shares and the special voting shares hold no monetary value because the Purchaser has no assets other than the exchangeable shares. This is supported by the fact that any individual wanting to purchase common shares in the Company would purchase them directly. In essence, the founders of Priveco received common shares in the Company and it was considered appropriate to present the common shares as having been issued to maintain the reality of the transaction and avoid distorting the information related to the number of common shares outstanding and the values, such as “Earning per share” and “Weighted average number of common shares outstanding.” Therefore, the reference made in the financial statements to “deemed” is to inform users that the transaction would have been executed using common shares had it not been for the tax deferral treatment.

FAS 129 par. 4 requires the financial statements to explain the rights and privileges of the various securities outstanding. Note 1 outlines the rights and privileges of the preference shares and special voting shares. The preference shares and the special voting shares of the Company, when taken together, are the economic equivalent of the corresponding common shares of the Company and entitle the holder to one vote on the same basis and in the same circumstances as one corresponding share of the common shares of the Company. The preference shares and special voting shares have the same rights and privileges as common shares, the common shares are not subordinate to the preference shares and special voting shares, and the preference shares and special voting shares are intended to be the same in all respects as regular common shares.

FAS 129 par. 5 requires the financial statements to disclose the shares issued upon conversion. This has been provided in Note 12.

Since all the rights and privileges are the same between the common shares and the preference shares and special shares, the Company is in compliance with the scope of FAS 128 for computing and presenting earnings per share.

On future Filings the Company will add the following paragraph to clarify the rights and privileges of the preferred shares and special voting shares:

“The preferred shares and the special voting shares, when taken together, are the economic equivalent of the corresponding common shares of the Company and entitle the holder to one vote on the same basis and in the same circumstances as one corresponding share of the common shares of the Company and are intended to be the same in all respects as the regular common shares and are not subordinate. The exchangeable shares are exchangeable at any time, at the option of the holder, on a one-for-one basis with the corresponding common shares of the Company.”

Note 4. Costs and Billings on Uncompleted contracts, page F-17

3.

We reference your response to prior comment 11 in our letter dated February 12, 2008. Please tell us specifically how you determined that there are no losses on contracts in process in light of the increases in cost referred to in your response and the history of losses on contracts. Describe the specific basis for your conclusion.

At July 31, 2007 we had three contracts. One in Nova Scotia has two wind turbines. Of these, one was nearing commissioning and one was delayed by customer. The other two contracts in Iowa and Colorado (one wind turbine each) were just getting started. Losses were not anticipated. Since that time the price of oil and its impact on transportation costs, the price of steel and the dollar have all moved adversely, resulting in subsequent losses.

Note 7. Intangible Assets, page F-18

4.

We see your response to prior comments 13 and 14 in our letter dated February 12, 2008. We continue to believe that it is unusual for a technology related intangible to be assigned an indefinite useful life. We reference Paragraph 1(e) of SFAS 142, which requires that the effects of obsolescence, known technological advances, competition, regulatory or legislative action and other economic factors be considered in estimating the useful life. Please respond to the following comments regarding the indefinite lived license agreement:

a.

We understand that the license relates to medium capacity wind turbines, including, but not limited to, the LW50, LW52 and LW58 wind turbines and all related developments. We note your statement that “technological innovation …. Is currently being pushed by the desire to develop larger onshore and offshore wind turbine technology.” Please further support the assertion that you do not expect future technological advances to make the medium capacity wind turbine models obsolete for the indefinite future.

We do not expect future developments to make the medium capacity wind turbine models obsolete because continuing development will keep the technology current. By the terms of the license agreement Licensor is required to keep the technology current. Additionally, the Company will make its own technical advances to the technology base. The License agreement provides that developments by both parties becomes part of the licensed technology.

b.

Please further explain to us how you concluded that there are high barriers to entry in the industry. In that regard, further elaborate on the statement that there is ‘limited local technical capacity and industry experience.” Given the size of your company, explain how that is an impediment to other entities.

There are no North American suppliers of medium wind turbines other than AWE. While the big players could develop and supply medium windturbines they choose not to in the current environment where they can sell out their capacity in large machines. Additionally, with the exception of Enercon, none of the large suppliers has a direct drive machine giving us a superior product. Enercon, apparently by agreement with GE, with whom they have had squabbles over patents, does not complete in the US market.

It is very difficult to enter the market with unproven technology. Customer insist on buying a machine with a proven track record.. The size of our Company is not a major issue because we bring a proven windturbine, proven technology through sales in Europe and Asia by our Licensor, and a commitment to North American support for the product.

c.

Also, further explain why others, including more established entities already engaged in wind turbine manufacturing, could not develop or license technology for medium capacity wind turbines and enter the market at anytime. In that regard, explain why there is not economic incentive for others to enter the industry in light of your statement that the demand for turbines exceeds the supply.

It should be made clear that large windturbine are sold mainly on large projects. Medium windturbines are sold on smaller projects. AWE’s target market is industrial customer, farmers and ranchers, schools and universities and small developers. This market buys, in general, from one to a dozen machines.

The major windturbine manufacturers could develop a medium windturbine but do not do so because their large machines are sold to large developers on major projects. It is cost advantageous to them to work on fewer large projects than on many smaller ones. The demand for large windturbines exceeds the supply so the large suppliers are operating in an environment where they can sell out their capacity in the large machines. The development incentive for the major manufacturers is to keep increasing the size of the windturbines in the product line because, in quantity on large projects, bigger windturbines are more cost effective and that’s where they spend their effort.

d.

You indicate that intellectual property rights have served as barriers to entry in several markets. Please tell us how that statement applies to your specific market. Address how you have considered whether others already possess technology that could be used to enter the medium capacity turbine market.

GE has successfully kept Enercon out of the US market with their patent on variable speed control by causing an Enercon windturbine to be shut down. This environment has made others very careful about potential infringement and made customers wary as well. To resolve this issue, even though we contend that our technology does not infringe, we have worked long and hard with GE to get a license for the use of their patents. While others could potentially do so, it is an additional hurdle to entry.

As mentioned above, the major windturbine manufacturers could design a medium windturbine and enter the market but it is not to their advantage and is not their strategy to do so.

In the current environment with all political parties supporting and pushing green power and an enhanced domestic resource base for energy, the market will continue to grow very rapidly (currently it is about 30% per year). AWE is establishing a local resource base for windturbine operation and maintenance which is very attractive to the medium market where local people can be involved in supply of foundations, electrical interface to the utility and erection of the windturbines as well as O&M.

e.

Please describe all circumstances that could lead to termination of the license agreement. Confirm that there are no formal or informal minimum sales or other performance requirements other than on-going royalties on sales that could lead to termination of the license by EWT.

The only circumstances that could lead to termination of the license are failure to pay royalties and bankruptcy of the Company. You can be assured that every effort will be made to ensure that neither of these situations arises.

The Company can absolutely confirm that there are no formal or informal minimum sales or other performance requirements other than on-going royalties on sales that could lead to termination of the license by EWT

5.

Please note that Paragraph 11 of SFAS 142 states that the useful life of an intangible asset is the period over which as asset is expected to contribute directly or indirectly to the future cash flows of an entity. As such, the useful life of the license agreement should correlate to the expected cash inflows associated with underlying technology. Please provide us with your analysis of the period. Please explain all significant assumptions on which your analysis is based and describe why you believe those assumptions are reasonable.

As a result of our discussions with you and as part of our annual review of the life of the intangible asset, we’ve reassessed and will change our depreciation policy to reflect a 25 year amortization of the asset.

6.

As a related matter, you state that the licensee (Company) is expected to “upkeep and main through regular updates and upgrades and improvements the Goods such that the Goods will be saleable.” It appears from the license agreement that the licensor is responsible for maintenance and improvement. Please advise.

You are correct in noting that it is the responsibility of the Licensor to keep the product current and saleable. Our note should say Licensor, not licensee.

Form 10-Q for the quarterly period ended January 31, 2008

Item 2. Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 20

7.

7. We see that for the six months ended January 31, 2008, you did not generate any revenues. In your response and in future filings, please describe within your plan of operations current “in process” wind turbine contracts and when you expect to recognize revenue from these contracts.

We currently have three contracts where the windturbines have been supplied. The Nova Scotia contract has two windturbines, one is complete and the second one has been delayed by the customers connection to the grid. It is expected to be completed within the next two months.

The Iowa contract has had a generator failure and needs a replacement generator. It is being replaced under the supplier’s warranty. The generator is expected to be shipped in November and completion of the project will be early next year, estimated January.

The Colorado contract, one windturbine, is expected to be completed in the current fiscal quarter, likely September.

We have two orders for windturbines. The Waverly contract (Waverly Iowa) is for two windturbines and the Rural Electric (Auburn Illinois) contract is for one windturbine. The units are expected to be shipped late this year with installation and commissioning in the first calendar quarter of 2009.

Representations

8.	As requested in our letter dated February 29, 2008, please provide, in writing, a statement from the company acknowledging that:

	a.	the company is responsible for the adequacy and accuracy of the disclosure in the filing.

	b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

	c.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing.

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

/s/ H.C.F. Dickout
H. C. F. Dickout
CEO
Americas Wind Energy Corporation
24 Palace Arch Drive
Toronto, Ontario, Canada M9A 2S1

On a related matter, please note that the Company is in merger discussions with EWT, the provider of the technology license to AWE. These discussions are progressing well and it is expected that before the end of the year AWE will be merged with a US subsidiary of EWT. The merger plan visualizes the purchase of all AWE shares. Upon completion of the merger the resulting Company will be private and Americas Wind Energy Corporation will cease to exist.